Midwest

2007 Super Community Bank Conference

February 27, 2007







Corporate Profile*

NASDAQ: WSBC

- Founded in 1870
- $4.1 billion in assets
- 78 offices, 1 lending office, & 112 ATM's
- $3.0 billion in trust assets
- Market capitalization: $721 million *
- 2006 average daily shares traded: 50,025

WesBanco
By all accounts, better.

* As of 12/31/06

97% Customer Satisfaction Rate

Market Diversification



Loans & Deposits

LOANS 12/31/06



NON WV 56%

WV 44%

WV - $1,283 million

Non-WV - $1,625 million

WV - Branches – 45
Non-WV - Branches – 33

DEPOSITS 12/31/06



NON WV 42%

WV 58%

WV - $1,742 million

Non-WV - $1,254 million

WV – ATM's - 67
Non-WV - ATM's - 45

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Market Demographics*

	WEST VIRGINIA	NEW MARKETS	NEW MARKET
		MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	HAMILTON COUNTY Cincinnati, OH
Total Est. Population *	1,771,750	814,135	786,982
Median Household Income *	$33,452	$43,470 [1]	$43,933
Per Capita Income *	$19,214	$23,634 [1]	$25,922

*Source: US Census Bureau – Income reported in 2005 inflation-adjusted dollars.

(1) Weighted average

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

4th Quarter 2006 Financial Results

(dollars in thousands)	4th Quarter 2006	4th Quarter 2005	% CHG
Net income	$ 10,636	$ 10,549	0.8%
EPS - diluted	$ 0.49	$ 0.48	2.1%
Return on assets	1.03%	0.95%	8.4%
Return on equity	10.06%	10.09%	(0.3%)
Return on tangible equity	15.40%	15.66%	(1.7%)
Net interest margin	3.49%	3.45%	1.2%
Non-interest income as a % of total operating revenue	26.52%	23.29%	13.9%

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

4th Quarter 2006 Financial Results

➢ Decrease in net interest income due to competitive loan and deposit pricing pressure, and overall flat yield curve.

➢ 1st quarter balance sheet repositioning contributed to an approximate 9 basis point improvement in the 4th quarter net interest margin.

➢ Increase in non-interest income of $1.1 million or 11.3%. Service charges up 22% related to new Honors Overdraft Program and other activity fees.

➢ Decrease in non-interest expense of $1.0 million or 0.6% resulting from a 2.7% decline in personnel expenses.

➢ Compared to the year ended December 31, 2005, higher advertising costs resulted from the Free Checking Campaigns, which added 26,000 checking accounts in 2006.

Net Income / Earnings Per Share



Core Operating EPS *



*See Core Operating EPS detail in Reconciliation Table – Non-GAAP Financial Information later in this presentation.

Composition of Loans

12/31/06



5.60% 9.50% 13.50%
30.80% 40.10%

- Commercial
- Comm. R/E
- Residential R/E
- Home Equity
- Consumer

12/31/05



6.00% 9.30% 14.20%
31.90% 38.40%

- Commercial
- Comm. R/E
- Residential R/E
- Home Equity
- Consumer

Composition of Deposits

12/31/06



12/31/05



Credit Quality



In thousands — Non-performing assets



In thousands — Net charge-offs

Shares Repurchased vs. Capital Levels



* 2004 repurchases limited due to SEC rules on blackout periods surrounding acquisitions

Relative Stock Price Performance: 2003 - 2006



— WesBanco Inc. (+21.2%) — NASDAQ Bank Index (+17.9%) — KBW Bank Index (+20.6%) — S&P 500 Index (+27.6%)

— Peers (+3.1%)

Source: FactSet Research System
Peers include selected publicly traded banks from Western Pennsylvania, West Virginia, Indiana, and Ohio with assets between $1 to $15 billion



Historical P/E Analysis: WesBanco vs. Peers

Monthly Historical P/E Comparison
Chart Displays Price to Next Twelve Months Estimated EPS*

Historical P/E:	WSBC	Peers
Five year average:	14.5x	13.9x
Three year average:	14.9x	14.5x
One year average:	15.1x	14.3x



Current P/E differential is 1.0x

— WSBC — Peer Median

Peers include selected banks in western Pennsylvania, Indiana, Ohio, and West Virginia with Assets between $1 billion and $15 billion
* Based on a blended P/E of current year estimated EPS and next year estimated EPS
Source: FactSet Research Systems; Data as of January 31, 2007

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Peer Group Analysis – Total Return

Total Return Since Completion of Western Ohio Financial Corporation Acquisition* (%)



Peer Group Values

Peers include selected banks in western Pennsylvania, Indiana, Ohio, and West Virginia with Assets between $1 billion and $15 billion
* Based on a blended P/E of current year estimated EPS and next year estimated EPS
Source: FactSet Research Systems; Data as of January 31, 2007

Yield Curve



Yield Curve – 12/30/05 vs. 12/29/06

Business Strategies

- Cost control and FTE reduction.
  - Reduction of 190 FTE's since the Winton acquisition in 2005 (32 in 2006).
- Service charge income and alternative fee income growth.
  - Improved overdraft product.
  - Growth in securities / insurance product lines.
- Focus on credit quality and relationship banking "instead of growth for growth's sake."
  - Sale or exit of lower profitability / higher risk loans – over $100 million in the past year.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Business Strategies (cont.)

- Focus on loan spreads – target spreads by relationship and by lender.

- Focus on commercial loan growth – increasing resources in Cincinnati, Morgantown & Washington, PA.

- New professional suite of products rolled out, encompassing loan, deposit and non-traditional components.

- Emphasis on Treasury Management product suite sales to improve business DDA balances.

- Remixing loan portfolio – lower spread residential mortgages into higher-yielding commercial loans.

- Higher percentage of residential loans to secondary market – higher fee income.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Business Strategies (cont.)

- Marketing campaigns will focus on new account acquisitions to improve retail DDA balances and grow activity fees.
- Branch optimization – Closure/sale of low growth branches and consolidating existing locations to improve efficiency.
- Implementation of new commercial loan software to improve efficiency, pricing and standardizing documentation.
- 2007 Revenue Enhancement Strategies
  - Reduce non-earning assets.
  - Increase service charges on deposits, other banking fees and trust fees.
  - Focus on commercial loan yield improvement.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Branch Optimization

- ➢ **West Virginia Markets:**
  - ▪ Parkersburg-Marietta - sold 4 branches in Ritchie County; opening new banking center in Marietta; merging 3 existing locations into the new center (2006).
  - ▪ North Central - Opened new banking center in Kingwood (2005).
  - ▪ Upper Ohio Valley – building a new banking center in the Wheeling – Highlands area (2007).
  - ▪ Reviewing branch profitability with potential further rationalization (2007).

- ➢ **Ohio Markets:**
  - ▪ Upper Ohio Valley - Consolidated 3 branches into a new banking center in Barnesville, Ohio (2006).
  - ▪ Columbus – opened new banking center in Bexley and Reynoldsburg; closed branch in Stoneridge; constructing new banking center in Gahanna (2007).
  - ▪ Cincinnati – consolidated mortgage back-office operations (2006).

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Key Investor Messages

- Increased dividend in February 2007 – 22 consecutive years of dividend increases. Dividend yield of 3.4%.
- Repurchased approximately 2 million shares in last two years, with 630,000 shares remaining in current 1 million share authorization.
- Tangible capital supportive of share repurchases and acquisitions.
- Balance sheet restructuring reduced liability sensitivity to higher rates.
- Business banking initiatives.
- Customer satisfaction and other retail initiatives, including "Free Checking" marketing campaign.
- Wealth and Trust management growth – up 14.5% to $3.0 billion over 2005.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Reconciliation Table – Non-GAAP Financial Information

	For the Year Ended December 31,									
	2006		2005		2004		2003		2002	
	Per Share Amts.									
GAAP - Net income / Per share	$	**1.79**	$	1.90	$	1.91	$	1.80	$	1.70
Merger-related expenses, net of tax (1)		-		0.05		0.01		0.01		0.07
Restructuring expenses, net of tax (1)		**0.01**		-		-		-		-
Other-than-temporary impairment losses, net of tax (1)		**0.22**		-		-		-		-
Gain on branch sale, net of tax (1)		**(0.07)**		-		-		-		-
Core operating earnings / Per share	$	**1.95**	$	1.95	$	1.92	$	1.81	$	1.77

(1) The related income tax expense is calculated using a combined Federal and State income tax rate of 40%.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Forward-looking Disclosure

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2005 Annual Report on Form 10-K and third quarter 2006 Form 10-Q filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. Please refer to WesBanco's 2005 Annual Report on Form 10-K and third quarter 2006 Form 10-Q for further information on these risk factors. WesBanco does not assume any duty to update forward-looking statements.